SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CALENDÁRIO DE EVENTOS CORPORATIVOS

Denominação Social	Centrais Elétricas Brasileiras S.A. – Eletrobras
Endereço da Sede	Av. Presidente Vargas, 409 – 13º andar
Endereço na Internet	www.eletrobras.com
Diretor de Relações com Investidores	Armando Casado de Araujo
E-mail: df@eletrobras.com
Telefone: (21) 2514-6431
Fax: (21) 2514-5714
Responsável pela Área de Relações com Investidores	Paula Prado Rodrigues Couto
E-mail: paula.rodrigues@eletrobras.com
Telefone: (21) 2514-4637
Fax: (21) 2514-5964
Jornais (e localidades) em que publica seus atos societários	A Eletrobras publicará no ano de 2017, toda a sua matéria legal nos seguintes jornais: Correio Braziliense – Brasília, O Globo e Valor Econômico.

Demonstrações Financeiras Anuais e Demonstrações Financeiras Consolidadas, relativas ao exercício social findo em 31/12/2016
EVENTO	DATA
Disponibilização de informações aos Acionistas, CVM/BM&FBovespa/SEC/NYSE/ Bolsa de Madri	27/03/2017
Publicação em jornal	12/04/2017

Demonstrações Financeiras Padronizadas – DFP, relativas ao exercício social findo em 31/12/2016
EVENTO	DATA
Disponibilização de informações aos Acionistas, CVM/BM&FBovespa/SEC/NYSE/ Bolsa de Madri	27/03/2017

Formulário 20F 2016
EVENTO	DATA
Envio NYSE/Bolsa de Madri/SEC	28/04/2017

1

Formulário de Referência (Res- 480 – CVM), relativas ao exercício social em curso
EVENTO	DATA
Envio à CVM/BM&FBovespa	30/05/2017

Informações Trimestrais – ITR

EVENTO	DATA
Referentes ao 1º trimestre	12/05/2017
Referentes ao 2º trimestre	11/08/2017
Referentes ao 3º trimestre	13/11/2017

Assembleia Geral Ordinária

EVENTO	DATA
Envio da Proposta da Administração à CVM/BM&FBovespa/NYSE/Bolsa de Madri/SEC.	27/03/2017
Envio do Edital de Convocação à CVM/BM&FBovespa/ NYSE/Bolsa de Madri/SEC.	27/03/2017
Publicação do Edital de Convocação.	29/03/2017
Realização da Assembleia Geral Ordinária	28/04/2017
Envio das principais deliberações da Assembleia Geral Ordinária à CVM/BM&FBovespa/ NYSE/Bolsa de Madri/SEC	28/04/2017
Envio da ata da Assembleia Geral Ordinária à CVM/BM&FBovespa/ NYSE/Bolsa de Madri/ SEC	09/05/2017

2

Reunião Pública com Analistas/Investidores

EVENTO	DATA
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec Rio) às 18h.	30/03/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec São Paulo) às 16h.	03/04/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec Belo Horizonte) às 18h.	04/04/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec Brasília) às 18h.	05/04/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec Porto Florianópolis) às 18h.	10/04/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec Porto Alegre) às 18h.	11/04/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec Fortaleza) às 18h.	25/04/2017
Road show – reunião com investidores em diversas cidades dos Estados Unidos	17/04/2017 a 21/04/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec Rio de Janeiro) às 18h.	17/08/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec São Paulo) às 16h.	21/08/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec Belo Horizonte) às 18h.	22/08/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec Brasília) às 18h.	23/08/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec Florianópolis) às 18h.	28/08/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Porto Alegre) às 18h.	29/08/2017
Realização de Reunião Pública com Analistas, aberta a outros interessados (Apimec Fortaleza) às 18h.	31/08/2017
Road show – reunião com investidores em diversas cidades da Europa	11/09/2017 à 15/09/2017
Eletrobras Day – Nova York (EUA)	27/10/2017
FORO LATIBEX – Madri (Espanha)	23 e 24/11/2017

3

Teleconferência

EVENTO	DATA

Realização de teleconferência às 14h– horário de Brasília (Apresentação das demonstrações contábeis do exercício findo em 31 de dezembro de 2016 – como participar será informado através do site de RI e de comunicado)

29/03/2017

Realização de teleconferência às 14h – horário de Brasília (Apresentação das demonstrações contábeis do exercício findo em 31 de março de 2017 – como participar será informado através do site de RI e de comunicado)

16/05/2017

Realização de teleconferência às 14h – horário de Brasília (Apresentação das demonstrações contábeis do exercício findo em 30 de junho de 2017 – como participar será informado através do site de RI e de comunicado)

15/08/2017

Realização de teleconferência às 14h – horário de Brasília (Apresentação das demonstrações contábeis do exercício findo em 30 de setembro de 2017 – como participar será informado através do site de RI e de comunicado)

16/11/2017

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.